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Women-ownedVeteran-owned
Bubble Bar Boston

Cocktail Bar

Amesbury, MA 01913
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $30,000 invested.
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THE PITCH
Bubble Bar Boston is seeking investment to open an Art Deco Luxury Cocktail Lounge in Amesbury, MA.
First LocationGenerating RevenueOperating Pop-ups
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INVESTOR PERKS

Bubble Bar Boston is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business and may also receive the perks of lesser value as specified below.

Get Your Limited-Edition Bubble Bar Boston Hoodie: 100 available
Invest $250 or more to qualify. 100 of 100 remaining

As a token of our gratitude, investors contributing $250 or more will receive an exclusive Limited Edition Bubble Bar Boston Hoodie. With only 100 available, these hoodies are a rare symbol of your support and partnership. Wear your contribution to our journey with pride, and join the select group of investors who not only believe in our vision but also showcase their support. Act now to secure this unique piece of our shared success.

Drinks and Dessert Package
Invest $500 or more to qualify. 50 of 50 remaining

With a generous investment of $500 to $1,000 in Bubble Bar Boston, we're offering more than just a thank you. Embrace the blend of luxury and nostalgia with two expertly crafted signature cocktails, a gesture of our gratitude for your support. Your experience is further sweetened with a specially selected dessert, presented in a vintage glass that's yours to keep. This unique gift serves as a lasting reminder of your pivotal role in our story. Join us, indulge in the art of sophisticated cocktails, and take home a piece of our vintage luxury. Your support not only propels us forward but enriches your collection with elegance and history.

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Who are we?

Bubble Bar Boston is a cherished, family-owned enterprise situated in the dynamic heart of the North Shore area, providing an unparalleled mobile bar experience to a diverse range of clients. Our team is driven by a collective passion for infusing a touch of elegance and a nod to nostalgic charm into our beverage offerings. Guided by an ambition to transcend the ordinary, we strive to craft memorable occasions with our premium ingredients, custom-made products, and exceptional service standards.

Since our inception, we've operated on a foundational belief in the power of dedication, hard work, and genuine engagement in creating meaningful connections. This ethos has not only endeared us to our clientele but has also positioned Bubble Bar Boston as a distinguished leader within the mobile bar industry, which we know will translate into the success of our brick-and-mortar establishment. We pride ourselves on being architects of joy, ambiance, and experiences that linger in memory long after the event concludes.

At the essence of our identity is a steadfast commitment to quality and individuality. Every event we cater to is approached as a distinct masterpiece, meticulously painted with our array of fine beverages, bespoke cocktails, and artisanal offerings. Our relentless pursuit of sourcing the finest ingredients and embracing innovation ensures that each drink we serve narrates a tale of craftsmanship and exclusivity.

What distinguishes us is our holistic approach to delivering a sophisticated bar experience across a variety of settings, from intimate private gatherings to grand corporate events. We believe the essence of true hospitality lies in fostering human connections, personalized interactions, and a commitment to exceed every expectation.

Central to Bubble Bar Boston is an ingrained philosophy that our achievements are measured by the joy we spread, the memories we craft, and the community we hold dear. Our mission extends beyond providing a service; it's about creating an exceptional journey together with our clients, cultivating a sense of belonging and celebration that elevates the ordinary to the extraordinary.

In sum, Bubble Bar Boston embodies more than a mobile bar service; it represents a family, a belief system, and a voyage toward making every occasion a cause for celebration. As we continue to evolve and share our passion with an ever-growing audience, our dedication to hard work, authenticity, and excellence remains unwavering. Join us in redefining the mobile bar experience, one extraordinary event at a time.

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WE ARE BUBBLE BAR BOSTON!
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THE TEAM
Maria Tilkens
Co-Owner

Maria Tilkens is a paragon of entrepreneurship, with her journey deeply rooted in a family legacy immersed in the hospitality industry. From her earliest years, she was enveloped in the vibrant atmospheres of kitchens and bars, lighting a fire for the craft that would come to define her path. Her upbringing, marked by a nomadic zest for life, instilled in her a drive for exploration and the courage to break new ground, pushing the envelope of creativity in every venture she undertook.

With a rich tapestry of experiences under her belt, Maria has polished her skills across the spectrum of hospitality management. Her adeptness at orchestrating high-end events and navigating the complexities of restaurant management speaks to a career of relentless pursuit of excellence and innovation. It's this foundation that Maria leverages as she embarks on her latest venture, Bubble Bar Boston on Main. Here, she dreams of creating an enclave of luxury and indulgence, where every element, from the sophisticated ambiance to the selection of fine desserts, is a testament to her commitment to excellence.

However, Maria's journey took a compelling turn when she ventured into the legal world, dedicating fifteen years to becoming a seasoned paralegal specializing in high-conflict divorce resolution. This chapter of her life was not merely a detour but a rigorous training ground that equipped her with a keen legal acumen. This expertise proved crucial in navigating the legislative labyrinth that often entangles new ventures in the hospitality sector, especially in the intricate process of establishing Bubble Bar Boston . Her legal savvy has ensured that the mobile bar not only meets but surpasses the myriad regulatory standards that govern the industry.

Today, Maria stands at the helm of Bubble Bar Boston, her vision of creating an exceptional lounge experience bolstered by a unique blend of hospitality passion and legal precision. This venture is more than a business; it's a culmination of Maria's lifelong journey of exploration, creativity, and meticulous attention to detail. It's a place where every visit is an affair of pure indulgence, a testament to Maria's belief in the power of uniting diverse experiences to forge new paths of success. Join Maria Tilkens on this adventure of culinary and sensory delight, and together, let's savor the essence of luxury, one cocktail at a time.

Alexander Tilkens
Co-Owner

Alexander Tilkens, originally from Malibu, California, has navigated a diverse career path that has uniquely equipped him for his latest venture in the hospitality industry. His military service as an Explosive Ordnance Disposal Technician not only honed his leadership skills but also instilled a deep appreciation for teamwork and precision—traits that have been instrumental in his post-military endeavors. His military career was cut short due to an unfortunate set of circumstances that led to him being medically retired from the military.

With an MBA from Salem State University, Alexander demonstrated his commitment to continuous learning and excellence, laying a solid foundation for his entrepreneurial journey. His role in revitalizing the Salem VFW showcased his ability to lead with vision, significantly enhancing its operations and community impact. Over the six years of Alexander's strategic involvement, the Salem VFW's annual revenue has expanded from $160,000 to more than $500,000. This experience, combined with his co-founding of Bubble Bar Boston, has given Alexander firsthand insights into the challenges and rewards of growing a business from the ground up.

In his various leadership roles within veterans' organizations (Salem VFW, Salem DAV, Salem Veterans Council, Alexander has proven his adeptness at community engagement, fundraising, and financial management. These experiences have not only benefited those organizations but also equipped Alexander with a broad skill set for managing complex operations and fostering positive customer experiences.

Now turning his attention to the world of vintage luxury lounges, Alexander aims to leverage his rich background in management, marketing, and community service to offer a unique venue that blends the elegance of yesteryear with today's standards of service and quality. His vision is to create a space that not only serves exceptional cocktails but also embodies the community spirit and attention to detail that have been the hallmark of his career.

Investing in Alexander's vintage luxury lounge means supporting a venture that is grounded in a proven track record of leadership, innovation, and a genuine commitment to excellence and community value.

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Where did we start and why?

Bubble Bar Boston's inception can be traced back to a moment of collective challenge, during the uncertain days of a global pandemic. It was in this climate of isolation and a shared yearning for joy that Maria Tilkens, co-founder and someone who had faced her own set of health hurdles, found inspiration in an unexpected place. A meme, shared among friends, proposed a whimsical yet captivating idea: adults could use a champagne truck, much like children delight in an ice cream truck. This concept struck a chord and laid the groundwork for what would become Bubble Bar Boston.

Fueled by this flash of inspiration, Maria and Alexander set out to infuse life with joy and a touch of elegance, seizing on the idea of creating something unique during a time when the world seemed to stand still. They envisioned a mobile bar service that would not only stand out but also reconnect people with happiness and sophistication. Opting for a vintage truck was a deliberate choice, aimed at embodying charm and distinctiveness, echoing a longing for simpler, yet finer times.

Embarking on this venture required not just imagination but grit. The founders immersed themselves in the mobile bar culture, drawing inspiration from European models to refine their vision. Their journey was paved with obstacles, but their collective determination turned Bubble Bar Boston from a hopeful dream into a vibrant reality within six months.

The essence of Bubble Bar Boston is deeply entwined with family and creativity. Every step, from the naming of the company to the physical building of the trailer and bike, was a testament to their shared dream and commitment. The operation, led by a mother-son duo, epitomizes the personal touch and distinctiveness that define their service.

Bubble Bar Boston's journey from an idea sparked during challenging times to a thriving venture is a narrative of creativity, resilience, and the pursuit of happiness. It's a story about transforming adversity into opportunity, showing how a light-hearted meme can inspire a movement to bring more joy into our lives.

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JANUARY 2021

Incorporated

Founded Bubble Bar Boston

MARCH 2021

Opened

Obtained our Vintage 1948 Dodge B1 Pickup that is vital to our brands image.

MAY 2021

Opened

First event conducted with our Bar Trailer Poppy

APRIL 2022

Opened

Unveiled Petunia our Bubbly Bike

FEBRUARY 2024

Opened

Transforming Delilah our 1948 Dodge B1 Pickup into a mobile bar truck to expand our offerings at Bubble Bar Boston.

MARCH 2024
Capital Raise

Raising funds with Mainvest with the help of our amazing families, friends, and supporters!!!

JUNE 2024

Projected opening date for Bubble Bar Boston on Main in Amesbury, MA.

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Where have we been? And get ready for where we are going.

Since its inception, Bubble Bar Boston has been unwavering in its mission to elevate events with its bespoke mobile bar services, embodying a unique blend of charm, sophistication, and unparalleled quality. At the heart of our operations are three distinctive mobile bars, each with its own story and aesthetic, meticulously crafted to enhance any gathering they grace.

Delilah, our pride and joy, is a 1948 Dodge truck that has been lovingly restored and converted into a mobile bar. With her sleek lines and vintage charm, Delilah is more than just a vehicle; she's a centerpiece, a conversation starter, and a symbol of our commitment to blending the old-world allure with modern sophistication. Her presence at an event promises not just a drink but an experience, one that transports guests to a bygone era of elegance and style.

Poppy, our custom-built bar trailer, draws inspiration from vintage designs while incorporating modern functionality. Poppy's creation was guided by the desire to offer flexibility and innovation in how we serve our clients. This vintage-inspired bar trailer is equipped to handle larger crowds while maintaining the intimate, personalized service that Bubble Bar Boston is known for. Poppy's design and functionality make her the perfect addition to any event, offering a unique blend of nostalgia and contemporary chic.

Petunia, our charming bar tricycle, is designed for more intimate settings or indoor events where space might be limited but the desire for sophistication is not. Petunia allows us to navigate smaller venues while delivering the same high-quality service and bespoke beverages that define Bubble Bar Boston. She's ideal for adding a touch of whimsy and elegance to private parties, corporate events, or any gathering where a full-sized mobile bar might not be feasible.

Together, Delilah, Poppy, and Petunia represent the core of Bubble Bar Boston's service offerings, each contributing a unique flavor and style to our brand. Our focus extends beyond these beautiful mobile bars to the heart of what we do: creating memorable, customized experiences for our clients. We emphasize the use of fresh fruits in our cocktails, shunning the use of canned or frozen ingredients, to ensure the highest quality and taste. This commitment to freshness and quality is a testament to our dedication to excellence in every aspect of our service.

Bubble Bar Boston is fully licensed and insured in the State of Massachusetts, underscoring our commitment to professionalism and trustworthiness. Our ability to customize our offerings to suit any event style is a point of pride. Whether it's a wedding, corporate event, private party, or any gathering in between, we tailor our services to match the ambiance and expectations of our clients, ensuring each event is not only memorable but uniquely enchanting.

Our focus has always been on creating magical atmospheres that leave a lasting impression on guests. Through Delilah, Poppy, and Petunia, Bubble Bar Boston offers a range of customizable options for serving cocktails, champagne, and other beverages, each imbued with the same charm and sophistication that is the hallmark of our brand. This dedication to quality, combined with our innovative approach and attention to detail, ensures that every event we are part of becomes an unforgettable experience.

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OUR OFFERINGS
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Where we see ourselves growing.

Bubble Bar Boston stands on the brink of an exhilarating new venture with the introduction of "Bubble Bar Boston on Main", a pioneering endeavor to transplant the essence of our bespoke, vintage-inspired mobile bar experience into a static brick-and-mortar establishment. This ambitious expansion is not merely a growth strategy; it is a response to the palpable demand from our clientele for a unique, immersive venue that not only serves exquisite beverages but also evokes the golden age of customer service and quality. We want to be able to answer the question that we receive at every event, "Where is your brick-and-mortar bar?". The answer to that question is why we need your help, as we have located the perfect location to plant our roots.

Situated in the charming city of Amesbury, MA — the birthplace of Bubble Bar Boston — the chosen location at 39-41 Main Street represents a full-circle moment for our brand. This strategic move aims to harness the rich history and vibrant community spirit of Amesbury, providing a backdrop that enhances the authenticity and allure of the Bubble Bar Boston experience.

The genesis of Bubble Bar Boston on Main is deeply rooted in our commitment to deliver exceptional service throughout the year, within a setting that mirrors the visual splendor of our mobile service. Transitioning into a permanent location enables us to extend our offerings and create a year-round haven for connoisseurs of fine drinks and aficionados of the vintage luxury lifestyle.

This new endeavor is poised to elevate our brand visibility, drive increased revenue, and streamline our operations. Currently, our kitchen, liquor storage, and office spaces are dispersed across three separate locations, leading to logistical complexities and inefficiencies. By consolidating these operations under one roof, we anticipate a significant reduction in operational redundancies, particularly travel time between locations, thereby optimizing our business processes.

Envisioned as an art deco-inspired luxury lounge, Bubble Bar Boston on Main will be infused with the nostalgic elegance and sophistication of a bygone era. This aesthetic direction is not merely a design choice but a strategic alignment with our brand identity, ensuring a cohesive experience for our patrons, whether they engage with us on the move or at our Amesbury locale.

Moreover, the inclusion of an attached private event space offers a dual advantage. It provides an intimate setting for private celebrations, enabling us to host a myriad of events ranging from birthday parties to corporate gatherings. Simultaneously, it serves as a versatile community space for hosting small classes and meetings, reinforcing our commitment to become an integral part of the local fabric.

The transformation of 39-41 Main Street into Bubble Bar Boston on Main will require thoughtful aesthetic adjustments to echo our brand's vintage charm and luxury. Our goal is to ensure that every aspect of the venue, from decor to the drink menu, reflects the high standards and unique character that Bubble Bar Boston is known for. By creating a comprehensive sensory journey that mirrors the mobile bar's positive attributes in a stationary setting, we aim to provide an unparalleled experience that captivates our guests' imaginations and palates.

In summary, Bubble Bar Boston on Main represents a strategic evolution of our brand, offering a unique blend of vintage luxury and modern sophistication in a welcoming, year-round venue. It's an invitation to our patrons and the Amesbury community to step back in time, indulge in exceptional service and quality, and make every visit an event to remember.

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THE LOUNGE LOCATION PRE-RENOVATION

Bar before any renovations , many apologies for the bad edit of the brick wall. This is a great foundation to build upon our 1920's Art Deco Luxury Lounge concept.

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Proof of Concept and Market Validation

Bubble Bar Boston has demonstrated their Proof of Concept and Market Validation in the competitive bar industry, underscoring its resilience, growth, and the unwavering loyalty of its clientele. Here's a detailed expansion of their achievements:

Diversification of Offerings: Starting with a singular service, Bubble Bar Boston has successfully expanded to three distinct mobile bar experiences, catering to a wider range of events and preferences. This expansion illustrates their adaptability and commitment to meeting the diverse needs of their customers.

Steady Revenue Growth: Since its foundation, the company has witnessed a consistent increase in revenue annually, maintaining a net income percentage that aligns with industry standards. This financial health is indicative of their solid business model and operational efficiency.

Resilience Against Challenges: Despite adverse weather conditions significantly impacting their main revenue-generating events in 2023, Bubble Bar Boston still achieved a commendable growth rate of 16%. This resilience in the face of challenges highlights their strategic planning and ability to mitigate losses, estimated at around $40k due to limited rain-free weekends from Memorial Day to October.

Building a Loyal Clientele: Their continuous effort to broaden their customer base has paid off, securing a clientele that engages their services on a recurring annual basis. This loyalty is a testament to their exceptional service quality and customer satisfaction.

Growing Social Media Presence: Bubble Bar is continuing to expand its presence on social media with over 5k followers across Facebook and Instagram. Averaging over 20K impressions a month and growing. We have recently started a Tiktok and will continue to bring high-quality content to our followers to expand the brand's reach and inform customers of new offerings and trends in the bar industry.

The recurring question of "Where is your Bar?" reflects a market demand for a permanent Bubble Bar Boston location. Recognizing the logistical challenges and expenses associated with accessing high-end bars in Boston, Bubble Bar Boston is poised to bring that upscale experience closer to the suburbs. This move aims to offer an accessible venue for celebrating special occasions without the hassle of city travel.

Maria and Alexander's journey with Bubble Bar Boston transcends mere drink service; it's about curating memorable experiences that resonate with their clients. Their dedication to quality, coupled with a relentless pursuit of innovation and service excellence, positions Bubble Bar Boston as a distinguished provider in the mobile bar sector. As they contemplate transitioning into a stationary venue, the potential to elevate their service and create even more unforgettable experiences is immense.

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Business model

Bubble Bar Boston on Main is not just a step but a leap forward in the journey of a family-owned business that has consistently showcased a commitment to reinvention, superior quality, and outstanding service. This evolution from a mobile bar service to a permanent establishment in Amesbury, MA, is more than a business expansion—it's a redefinition of the social drinking experience. By crafting an environment that elevates the simple act of enjoying a drink into a comprehensive sensory voyage, Bubble Bar Boston aims to captivate a wider audience, transforming every visit into an unforgettable memory-making experience.

Envisioned as a high-end lounge that blends the elegance of a bygone era with a contemporary sense of wonder, Bubble Bar Boston on Main is set to feature an array of unique attractions. A baby grand piano sets the stage for evenings filled with music, complemented by performances from talented lounge singers. The culinary experience is equally distinguished, with dessert pairings curated from local bakers, ensuring that every taste not only delights but also supports the local economy. The commitment to local sourcing extends to fresh flowers from nearby farms, adding to the lounge's dynamic and aesthetically pleasing decor. This decor, inspired by the golden era of cocktails, merges splendor with a dash of whimsy, promising a visual feast that matches the excellence of the beverages served.

Beyond the allure of its physical offerings, Bubble Bar Boston's business model is pioneering in its approach to industry challenges, particularly those faced by its employees. Recognizing the sacrifices made by workers, especially parents and families, in the hospitality sector, Bubble Bar Boston is determined to foster a supportive and inclusive work environment. This includes offering compensation that exceeds industry standards from the outset, affirming a belief that investing in employee welfare is fundamental to disrupting traditional hospitality models. Furthermore, the ambitious plan to introduce onsite childcare services within two years exemplifies a holistic approach to employee benefits, aiming to alleviate some of the pressures faced by working parents.

This business model is not just about financial viability; it's about setting a new benchmark for social responsibility within the hospitality industry. By investing in Bubble Bar Boston, stakeholders support a vision that champions financial success alongside a commitment to making a positive impact on the community and the lives of those it employs.

In essence, Bubble Bar Boston on Main is poised to be a beacon of innovation, quality, and community engagement in the hospitality landscape. It invites patrons and investors alike to be part of a journey that reimagines the essence of the bar and lounge experience, setting new standards for what it means to enjoy a drink, create memories, and foster a supportive workplace culture.

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Intended use of funds

In the pursuit of transforming Bubble Bar into a versatile venue that remains vibrant throughout the year, our investment strategy is meticulously designed to enhance our capacity to serve delectable cocktails and foster unforgettable experiences. This expansion is not merely an augmentation of our physical space; it's a deliberate effort to evolve into a premier destination for a diverse range of events and educational opportunities.

1. Broadening Event Horizons: The envisioned event center will stand as a beacon of celebration, versatility, and personalization. By accommodating a wide array of gatherings – from intimate small events to special occasions– we aim to become the go-to venue for every milestone. This includes cocktail socials, baby showers, birthdays, anniversaries, and even corporate events to celebrate your employees or your customers. Each event will be tailored to reflect the unique essence of the occasion, ensuring that every moment spent at Bubble Bar is memorable.

2. Enriching Educational Offerings: Beyond being a place of celebration, Bubble Bar will also serve as a center for learning and creativity. By introducing classes on cocktail making and dessert preparation, we aim to offer our guests more than just a momentary escape. Bubble Bar will also be offering this unique space to local small businesses who would like to host classes of their own in a space that is vibrant and unique. Vendors we have worked with in the past are already showing interest in the space to host cookie decorating classes, custom hand-painted drinkware classes, and sip and paint nights. These classes are designed not only to enrich the culinary skills of our attendees but also to provide them with unique experiences that they can carry into their daily lives. Whether it's mastering the art of mixology or the finesse of crafting exquisite desserts, our guests will leave with new skills and cherished memories.

3. Aesthetic Enhancements and Ambiance: A significant portion of the funds will be allocated towards revamping our space to align with our vision of elegance, comfort, and exclusivity. This includes interior and exterior visual aesthetic changes that elevate the ambiance, ensuring that every corner of Bubble Bar speaks to the quality and care we put into our offerings. From sophisticated lighting to artful décor, every element will be carefully selected to create an atmosphere that enhances the guest experience.

4. Strengthening Working Capital: To ensure the smooth operation of our expanded services and offerings, a portion of the investment will be directed towards bolstering our working capital. This will enable us to maintain a high level of service, procure premium ingredients, and invest in the continuous training of our staff. Ensuring financial stability is paramount to our ability to innovate and adapt to our guests' evolving tastes and preferences.

5. Expanding Mobile Offerings: In an ambitious move to extend our reach and versatility, additional funds will be dedicated to expanding our mobile bar services. With the introduction of a new vintage mobile bar truck, we aim to increase our mobile offerings to four. This expansion will allow us to cater to off-site events, bringing the unique Bubble Bar experience directly to our clients, whether it be in urban settings or picturesque outdoor locations.

In conclusion, the intended use of funds is a strategic plan to elevate Bubble Bar from a mere venue to a comprehensive experience center. By enhancing our physical space, diversifying our offerings, and ensuring operational excellence, we are poised to create a legacy of memorable experiences. This investment is not just in the infrastructure of Bubble Bar but in the countless memories and skills that will be shared within its walls.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build-Out $27,975
Mainvest Compensation $2,025
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $264,000 $330,000 $396,000 $455,400 $500,940
Cost of Goods Sold $105,600 $132,000 $158,400 $182,160 $200,376
Gross Profit $158,400 $198,000 $237,600 $273,240 $300,564

EXPENSES

Rent $33,600 $34,440 $35,301 $36,184 $37,088
Utilities $14,400 $14,400 $14,400 $14,400 $14,400
Labor $36,000 $45,000 $54,000 $62,100 $68,310
General & Admin $1,800 $1,845 $1,891 $1,938 $1,986
Marketing $6,000 $7,500 $9,000 $10,350 $11,385
Meals&Entertainment $1,800 $1,845 $1,891 $1,938 $1,986
Insurance $8,700 $10,875 $13,050 $15,007 $16,507
Merchant Services $7,920 $9,900 $11,880 $13,662 $15,028
Taxes&Licencing $3,600 $3,600 $3,600 $3,600 $3,600
Transportation $6,000 $7,500 $9,000 $10,350 $11,385
Legal & Professional $1,200 $1,500 $1,800 $2,070 $2,277
Interest Expense $1,560 $1,950 $2,340 $2,691 $2,960
Operating Profit $35,820 $57,645 $79,447 $98,950 $113,652
This information is provided by Bubble Bar Boston. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
2023 Balance Sheet
2023 Income Statement
Investment Round Status
Target Raise $30,000
Maximum Raise $124,000
Amount Invested $0
Investors 0

Investment Round Ends May 15th, 2024
Summary of Terms
Legal Business Name Tilkens Corporate LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $30,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 1.7%-7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2030
Financial Condition
Historical milestones

Bubble Bar Boston has been operating since January 2021 and has since achieved the following milestones:

Opened location in Amesbury, MA

Achieved revenue of $67,182 in 2022, which then grew to $90,385 in 2023. Revenue was impacted by unfortunate weather causing a loss of revenue for major weekend events throughout our busy season. Estimated 40k in lost revenue due to large public event cancellations.

Had Cost of Goods Sold (COGS) of $24,677.11, which represented gross profit margin of 63.27% in 2022. COGS were then $36,811.79 the following year, which implied gross profit margin of 59.13%. Pricing is being revamped for 2024 to reflect the reality of inflation, especially in the food and beverage sector.

Achieved profit of -$8977.85 in 2022, which then grew to $10,123.07 in 2023.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Bubble Bar Boston forecasts the following milestones:

Secure lease in Amesbury, MA by April 2024.

Hire for the following positions by June 2024: 6 Bartenders and Servers, by July 2025: 1 Bar Manager

Achieve $379,500 in revenue per year by 2026.

Achieve $178,200 profit per year by 2026.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Bubble Bar Boston's fundraising. However, Bubble Bar Boston may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bubble Bar Boston to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bubble Bar Boston operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bubble Bar Boston competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bubble Bar Boston's core business or the inability to compete successfully against the with other competitors could negatively affect Bubble Bar Boston's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bubble Bar Boston's management or vote on and/or influence any managerial decisions regarding Bubble Bar Boston. Furthermore, if the founders or other key personnel of Bubble Bar Boston were to leave Bubble Bar Boston or become unable to work, Bubble Bar Boston (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bubble Bar Boston and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bubble Bar Boston is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bubble Bar Boston might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bubble Bar Boston is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bubble Bar Boston

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bubble Bar Boston's financial performance or ability to continue to operate. In the event Bubble Bar Boston ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bubble Bar Boston nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bubble Bar Boston will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bubble Bar Boston is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bubble Bar Boston will carry some insurance, Bubble Bar Boston may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bubble Bar Boston could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bubble Bar Boston's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bubble Bar Boston's management will coincide: you both want Bubble Bar Boston to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bubble Bar Boston to act conservative to make sure they are best equipped to repay the Note obligations, while Bubble Bar Boston might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bubble Bar Boston needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bubble Bar Boston or management), which is responsible for monitoring Bubble Bar Boston's compliance with the law. Bubble Bar Boston will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bubble Bar Boston is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bubble Bar Boston fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bubble Bar Boston, and the revenue of Bubble Bar Boston can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bubble Bar Boston to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Bubble Bar Boston. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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